

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 23, 2016

Via E-mail
Mr. Philippe Van Acker
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8,
9000 Ghent, Belgium

> **Re: Remedent, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2015**
> **Filed June 29, 2015**
> **File No. 1-15975**

Dear Mr. Van Acker:

We have reviewed your March 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2016 letter.

Form 10-K for Fiscal Year Ended March 31, 2015

Item 8. Financial Statements and Supplementary Data

Note 14. Income Taxes, page F-17

1.   We note from your response to comment 6 that the permanent differences caption represented your use of tax losses carried forward for foreign subsidiaries, and resulted in Remedent NV being exempted of statutory taxes. Please explain to us how you computed a net foreign income tax expense of $30,565 for the fiscal year ended March 31, 2015.

Note 19. Financial Instruments, page F-20

2.   We note from your response to the third bullet in comment 7 that you consider the fair value of the investment to be its carrying value. Please confirm that in future filings you will provide a description of the valuation technique used to determine fair value for your long-term investment and advance as well as the procedures you have in place for identifying impairment risk indicators which enables you to identify possible overstatements of carrying value on investments.

General

3.   We note that your correspondence does not include the requested written statement addressing acknowledgment of information requested at the end of our comment letter dated March 3, 2016. Please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Burton at (202) 551-3626, or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 with any questions. You may also reach me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery